Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.

Results of Operations

For the Six Months Ended June 30, 2024 and 2023

The following table summarizes the results of our operations for the six months ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Six Months Ended June 30,		Variance
	2024	2023	Amount	Percentage
Sales	$11,943,904	$9,449,817	$2,494,087	26.39%
Cost of sales	(10,796,299)	(6,619,695)	(4,176,604)	63.09%
Gross profit	1,147,605	2,830,122	(1,682,517)	-59.45%

Operating expenses:
General and administrative expenses	(1,153,066)	(1,168,174)	15,107	-1.29%
Selling and marketing expenses	(454,841)	(436,619)	(18,222)	4.17%
Research and development costs	(828,013)	(481,702)	(346,311)	71.89%
Inventory reserve provision	-	(83,419)	83,419	-100%
Total operating expenses	(2,435,920)	(2,169,914)	(266,007)	12.26%

Operating (loss) income	$(1,288,315)	$660,208	$(1,948,524)	-295.14%

Other income (expenses):
Rental income, net	109,449	102,712	6,737	6.56%
Interest expenses, net	(64,588)	(199,712)	135,124	-67.66%
Other income, net	145,952	4,671	141,281	3024.88%
Total other income (expenses), net	190,813	(92,329)	283,142	-306.67%

(Loss) income before income taxes	$(1,097,503)	$567,879	$(1,665,382)	-293.26%
Income tax refund (provision)	38,963	(92,707)	131,670	-142.03%

Net (loss) income	$(1,058,540)	$475,172	$(1,533,712)	-322.77%

Revenues

Revenues increased by approximately $2.49 million, or 26.39%, to approximately $11.94 million for the six months ended June 30, 2024 from approximately $9.45 million for the six months ended June 30, 2023. The increase in revenues was primarily driven by the increase in trade sales of our subsidiary, Ruike Electronics Co., Ltd.

Gross profit

Our gross profit decreased by approximately $1.68 million, or 59.45%, to approximately $1.15 million for the six months ended June 30, 2024 from approximately $2.83 million for the six months ended June 30, 2023. Gross profit margin was 9.61% for the six months ended June 30, 2024, as compared to 29.95% for the six months ended June 30, 2023. The decrease in gross margin was primarily due to the increased initial cost in raw materials for producing newly developed products.

Research and development (“R&D”) expenses

Research and development expenses increased by approximately $0.35 million, or 71.89% to approximately $0.83 million for the six months ended June 30, 2024 as compared to approximately $0.48 million for the six months ended June 30, 2023. The increase in R&D expenses was mainly due to the increased R&D activities on new products.

Interest expenses, net

Our interest expense (net) decreased by approximately $0.14 million, to approximately $0.06 million for the six months ended June 30, 2024, from approximately $0.20 million for the six months ended June 30, 2023.  The decrease of interest expense was mainly due to decreased short-term and long-term borrowings during the fiscal period ended June 30, 2024 as compared to the fiscal period ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents of $1,103,939 and $5,878,434, respectively. We believe that our current cash, cash to be generated from our operations and access to help from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to be provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.

Substantially all of our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the Six Months Ended June 30,
	2024	2023
Net cash (used in) provided by operating activities	$(12,859,999)	$5,454,714
Net cash used in investing activities	(601,845)	(4,344,326)
Net cash provided by (used in) financing activities	8,790,822	(619,025)
Effect of exchange rate changes on cash	(103,473)	(284,958)
Net (decrease) increase in cash	$(4,774,495)	$206,405

Operating Activities:

Net cash used in operating activities for the six months ended June 30, 2024 was approximately $12.86 million, which was primarily attributable to a net loss approximately $1.06 million, adjusted for non-cash items for approximately $0.50 million and adjustments for changes in working capital approximately $12.30 million. The adjustments for changes in working capital mainly included increase of accounts receivable of approximately $4.28 million, increase of inventory of approximately $2.73 million, increase of advance to suppliers of approximately $5.52 million, increase of accounts payable of approximately $2.42 million, decrease of accrued expenses and other current liabilities of approximately $2.21 million, and increase of advance from customers of approximately $0.56 million.

Net cash provided by operating activities for the six months ended June 30, 2023 was approximately $5.45 million, which was primarily attributable to a net profit approximately $0.48 million, adjusted for non-cash items for approximately $0.54 million and adjustments for changes in working capital approximately $0.44 million. The adjustments for changes in working capital mainly included decrease of accounts receivable of approximately $3.73 million, increase of inventory of approximately $1.05 million, decrease of advance to suppliers of approximately $2.76 million, decrease of accounts payable of approximately $0.58 million, and decrease of advance from customers of approximately $0.33 million.

Investing Activities:

Net cash used in investing activities was approximately $0.60 million for the six months ended June 30, 2024. It was primarily attributable to the addition of fixed assets for production needs during the fiscal period.

Net cash used in investing activities was approximately $4.34 million for the six months ended June 30, 2023. It was primarily attributable to the addition of fixed assets for production needs during the period, and a fixed deposit, which is presented as other non-current assets on the Interim Consolidated Balance Sheet.

Financing Activities:

Net cash provided by financing activities was approximately $8.79 million for the six months ended June 30, 2024. It was primarily attributable to the financing through share issuance of $8 million, and net proceeds from short-term bank loans of approximately $1 million, offset by the repayment of long-term bank loans of approximately $0.16 million.

Net cash used in financing activities was approximately $0.62 million for the six months ended June 30, 2023. It was primarily attributable to the repayment of short-term loans with an approximate amount of $1 million and repayment of related party loans with an approximate amount of $0.17 million, offset by the proceeds from long-term bank loans with approximate amount of $0.55 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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